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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        ENSTAR INCOME PROGRAM II-1, L.P.
                                (Name of Issuer)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                            ------------------------
                                 (CUSIP Number)

                              Christopher K. Davis
                           Millenium Management, LLC
                          199 S Los Robles Ave., #440
                           Pasadena, California 91101
                                 (626) 585-5920

                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                  June 5, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
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                                  SCHEDULE 13D

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CUSIP No.                                                    PAGE 2 OF 6 PAGES
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1                 NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                            Millenium Management, LLC
                            W. Robert Kohorst
----------------- -------------------------------------------------------------
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2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [X]
                                                                       (b)  [ ]
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3                 SEC USE ONLY
----------------- -------------------------------------------------------------
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4                 SOURCE OF FUNDS
                            N/A
----------------- -------------------------------------------------------------
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5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
----------------- -------------------------------------------------------------
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6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                            California (entities); United States (persons)
----------------- -------------------------------------------------------------
---------------------------- --------------------------------------------------
     NUMBER OF SHARES         7       SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                              8       SHARED VOTING POWER
                                        1,504 Units

                              9       SOLE DISPOSITIVE POWER


                             10       SHARED DISPOSITIVE POWER
                                        1,504 Units
---------------------------- --------------------------------------------------
----------------- -------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,504 Units
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES                                                  [ ]
----------------- -------------------------------------------------------------
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13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               Approximately 5.1%
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
14                TYPE OF REPORTING PERSON
                            OO; IN
----------------- -------------------------------------------------------------


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ITEM 1.  SECURITY AND ISSUER.

     The name of the subject company is Enstar Income Program II-1, L.P. (the "Partnership"). The address of the principal executive offices of the Partnership is 10900 Wilshire Boulevard, 15th Floor, Los Angeles, California 90024. This Statement relates to units of limited partnership interests in the Partnership ("Units").

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) The persons filing this statement on Schedule 13D (the "Statement") are Millenium Management, LLC ("Millenium") and W. Robert Kohorst. Millenium is a California limited liability company and is engaged in the business of seeking to become the general partner of various limited partnerships in which its affiliates hold an investment interest.

     (b) The address of the principal office and principal place of business of each filing person is 199 South Los Robles Avenue, Suite 440, Pasadena, California 91101.

     (c) Mr. Kohorst is the President of Millenium and Everest Properties II, LLC, which he founded in 1996. Everest Properties II, LLC's address is 199 South Los Robles Avenue, Suite 440, Pasadena, California 91101.

     (d)  Not applicable.

     (e)  Not applicable.

     (f) Millenium is a California limited liability company. Mr. Kohorst is a United States citizen.


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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

     The filers have decided to work together to attempt to oversee and/or influence the general partner of the Partnership regarding the operation and/or disposition of the Partnership's assets and the liquidation and dissolution of the Partnership; specifically, to attempt to protect the interests of the filers and other limited partners by promoting a prompt liquidation of the assets on terms that the filers believe are in the best interests of the limited partners of the Partnership. On June 5, 2000, in furtherance of this purpose, Millenium commenced a solicitation of consents from the Partnership's limited partners to terminate and liquidate the Partnership and to appoint Millenium as the liquidating agent of the Partnership's assets.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The information from Items 7-13, inclusive, on the cover pages of this Statement is incorporated herein by reference. The Units are held of record by Everest Management, LLC ("Everest Management") and Everest Cable Investors, LLC ("Everest Cable"). The members of Everest Management include David I. Lesser's Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust ("Lesser Account") and W. Robert Kohorst Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust ("Kohorst Account"). Everest Management's Operating Agreement requires the consent of the Lesser Account and the Kohorst Account to vote or dispose of the units held by Everest Management. Messrs. Kohorst and Lesser possess shared power to determine whether such consent will be given or withheld by the Lesser Account and the Kohorst Account. The members of Everest Cable include Blackacre Everest, LLC ("Blackacre Everest"), Everest Partners, LLC ("Everest Partners") and Everest Properties II, LLC ("Everest Properties II"). Pursuant to the Operating Agreement of Everest Cable, the consents of Blackacre Everest, Everest Partners and Everest Properties II are required to vote or dispose of the Units held by Everest. Mr. Feinberg possesses sole power to determine whether such consent by Blackacre Everest will be given or withheld. Messrs. Kohorst and Feinberg possess shared power to determine whether such consent by Everest Partners will be given or withheld. Mr. Kohorst possesses sole power to determine whether such consent by Everest Properties II will be given or withheld. Millenium has no power to vote or dispose of the Units, but Millenium is controlled by Mr. Kohorst. In the past sixty days, no Units have been purchased.


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ITEM 6.  CONTRACTS,  AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE ISSUER.

There are no written agreements between the persons named in Item 2 regarding the Units. Such persons have agreed informally to cooperate with each other toward the common goals described in Item 4. There is an understanding that the persons named in Item 2 will consult with each other regarding possible strategies, will probably support a proxy or consent solicitation undertaken by a person with respect to the Partnership, and will share information regarding the Partnership to the extent the person is not prohibited from doing so by confidentiality obligations. Mr. Kohorst controls Millenium. However, no person is under any binding obligation to do any of the foregoing, and any person may discontinue participation in the group at any time.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Not applicable.

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2000


                         MILLENIUM MANAGEMENT, LLC

                         By:  EVEREST PROPERTIES II, LLC, Manager


                              By:  /s/ W. ROBERT KOHORST
                                   --------------------------
                                   W. Robert Kohorst
                                   President



                         /s/ W. ROBERT KOHORST
                         --------------------------
                         W. Robert Kohorst